VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Margaret Sawicki

Re:	General Enterprise Ventures, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 27, 2025
File No. 333-282611

Ladies and Gentlemen:

We are submitting this letter on behalf of General Enterprise Ventures, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 3, 2025 relating to the Company’s Amendment No. 3, filed May 27, 2025, to the Registration Statement on Form S-1 (Registration No. 333-282611) filed with the Commission on May 27, 2025 (as amended, the “Registration Statement”). Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update its financial statements and other disclosures.

In connection with responding to these comments, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings, including all information required under the Securities Act of 1933, as amended, and all information investors require for an informed decision;

Staff comments, changes to disclosure in response to staff comments and/or declaration of effectiveness does not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 3 to Registration Statement on Form S-1 filed May 27, 2025

Risk Factors, page 11

1.

On page 16 you state: “The Company currently does not have product liability insurance” and on page 17 you state: “[t]he Company maintains product liability insurance against certain types of claims in amounts which it believes to be adequate.” Please revise to reconcile these statements. We also note that page F-33 references a captive insurance company, MFB Insurance Company, Inc. Please revise here to disclose the function of this captive insurance company.

In response to the Staff’s comment, the Company has updated the disclosure on page 16 of Amendment No. 4.

2.

Please revise to provide risk factor disclosure concerning the risks associated with the anti-takeover provisions of your Articles of Incorporation and Bylaws described on pages 72 and 73. Please also add a bullet to page 72 noting that you have a classified board, and detail the risks associated with a classified board in your risk factor disclosure.

In response to the Staff’s comment, the Company has updated the disclosure on pages 21, 72 and F-33 of Amendment No. 4.

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3.

We note your statement on page 35: “The convertible note to a related party was issued in February 2025 to BoltRock Holding LLC. The material terms of this convertible note, giving effect to the Reverse Stock Split are: (i) a 12-month maturity; (ii) 10% interest per annum, capitalized on the maturity date; (iii) conversion rights in the amount of the principal, divided by a fixed conversion rate of 2.40; and (iv) warrant coverage at the rate of 0.20834 shares of Common Stock for each dollar of principal, at an exercise price of $3.00 per share.” Please revise this disclosure concerning the material terms of the convertible note issued to BoltRock Holding LLC to disclose that the obligations of the Company under the convertible note are secured by a pledge of the Company’s membership interests in MFB Ohio. In the event of a default, BoltRock Holding LLC could proceed against the equity of MFB Ohio pledged to collateralize the convertible note, and MFB Ohio owns the Company’s intellectual property portfolio, as you disclose on page 68.

In response to the Staff’s comment, the Company has updated the disclosure on page 35 of Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

4.

We note your statement on page 27: “We are working to grow our fire prevention and protection business, which is primarily focused on expanding use of ground-applications for long-term fire retardant.” Please revise to state how long your product provides fire protection in its various applications and how often your retardant needs to be re-applied.

In response to the Staff’s comment, the Company has updated the disclosure on page 27 of Amendment No. 4.

Business Model, page 40

5.

We note you recognized revenue attributed to “product installation,” as noted in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section. Please revise here to discuss your product installation process.

In response to the Staff’s comment, the Company has updated the disclosure on page 57 of Amendment No. 4.

Business

Patents, trademarks and licenses and their duration, page 40

6.

We note your response to prior comment 1. In the table that begins on page 40, please revise to clarify the jurisdiction abbreviations “WO” (which appears to relate to PCT applications) and “EPC.” We also note that certain patents do not have any indicator showing the type of patent protection, such as the bottom three rows on page 45 and elsewhere. Finally, please revise to update the “20 MAY 2025 FILING DEADLINE” rows, and clarify the type of patent protection reflected by the “Pending Fire-Protected Product” and “Granted Fire-Protected Product” headers.

In response to the Staff’s comment, the Company advises the Staff that Amendment No. 4 was revised to provide a new table, including a legend of abbreviations.

Executive Compensation

Employment Agreements, page 63

7.	Please revise here to describe the severance or severance-like compensation terms in certain of your consulting agreements.

In response to the Staff’s comment, the Company advises the Staff that there are no severance or severance-like compensation terms in the certain of the consulting agreements.

Security Ownership of Certain Beneficial Owners and Management, page 65

8.	Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by BoltRock Holdings LLC and Equus Total Return, Inc.

In response to the Staff’s comment, the Company has updated the disclosure on page 66 of Amendment No. 4.

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Certain Relationships and Related Party Transactions and Director Independence, page 67

9.

We note your statement on page 29: “In March 2025, the Company entered into a new contract and there is no longer a royalty.” It appears you only have one agreement that provides for a royalty payment, which is the Purchase Agreement dated April 13, 2022, among the Company, MFB Ohio, MFB California and Mr. Conboy, filed as Exhibit 10.2. Please revise to describe the terms of this March 2025 agreement and file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Additionally, we note on page 68 you state: “For the year ended December 31, 2024, the Company paid consulting and royalty fees of $97,000 to MFB Enterprises LLC” and “[f]or the year ended December 31, 2024, the Company paid consulting and royalty fees of $20,000 to MFB Enterprises LLC.” Please revise to state whether these fees should be aggregated or reconcile these statements. Please also revise to disclose any consulting and royalty fees paid to MFB Enterprises LLC for the three months ended March 31, 2025.

In response to the Staff’s comment, the Company has updated the disclosure on pages 29, 68 of Amendment No. 4. In addition, we respectfully advise the Staff that the agreement is filed as exhibit 10.3 to Amendment No. 3.

General

10.

We note your statement that you are offering “3,500,000 shares of Common Stock based on an assumed public offering price of $[·] per share.” Please remove this statement and disclose a firm volume of securities being offered. Please see Item 501(b)(2) of Regulation S-K and Securities Act Rules Compliance and Disclosure Interpretations 227.02 for guidance. Please also revise to provide the Rule 430A undertakings required by Item 512(i) of Regulation S-K or advise.

In response to the Staff’s comment, the Company advises the Staff that Amendment No. 4 includes revisions to state the number of shares being offered in blank, while retaining references to the assumed price in blank.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (832) 452-0269.

Sincerely,

Law Office of Anthony F. Newton

/s/ Anthony F. Newton

Anthony F. Newton

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